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                     Bombardier Recreational Products Inc.

Press Release




                                BOMBARDIER RECREATIONAL PRODUCTS
                                INC. (BRP) ANNOUNCES A
                                WORKFORCE REDUCTION


Valcourt, Quebec, November 9, 2004 - Bombardier Recreational Products Inc. (BRP) announces the restructuring of the company's operations, including a reduction of its workforce. Some 800 jobs will be eliminated, of which 600 are in Canada, 100 in the United States and another 100 outside of North America. With regards to the employees in Canada, 200 will be offered pre-retirement packages, 200 more will be laid off with a possibility of recall and 200 more will be laid off permanently.

This decision is necessitated by the rise of the Canadian dollar compared to the U.S. dollar, the continuous increase of commodity prices, including the cost of oil.

Furthermore, BRP also announced that its plants located in Delavan, Wisconsin and Spruce Pine, North Carolina, both manufacturers of outboard motor components, are for sale. BRP is looking for potential strategic buyers who will keep the plants operational and commit to maintaining a supplier relationship with the company.

"The goal is to concentrate our activities on our core competencies, which are design and engineering, final assembly and the relationship with the market," said Jose Boisjoli, BRP's President and Chief Executive Officer. "Considering the external pressures, especially with a Canadian dollar becoming increasingly stronger, we needed to take measures accordingly," concluded Boisjoli.

Valcourt and Sturtevant will remain the company's two main manufacturing sites in North America. BRP's other manufacturing sites are in Ciudad Juarez (Mexico), Rovaniemi (Finland), Gunskirchen (Austria) and Dong Guan (China).

Bombardier Recreational Products Inc. is a world leader in the design, development, manufacturing, distribution and marketing of Sea-Doo(R) watercraft and sport boats, Ski-Doo(R) and Lynx(TM) snowmobiles, Johnson(R) and Evinrude(R) outboard engines, direct injection technologies such as Evinrude E-TEC(TM), Bombardier* all-terrain vehicles (ATV), Rotax(R) engines and karts.

This release contains certain forward-looking statements with respect to our financial condition, results of operations and business. All of these forward-looking statements, which can be identified by the use of terminology such as "subject to," "believe," "expects," "may," "will," "should," "can," or "anticipates," or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy, although believed to be reasonable, are inherently uncertain. Factors which may materially affect such forward-looking statements include: (i) slow or negative growth in the recreational products industry; (ii) interruption of business or negative impact on sales and earnings due to acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service; (iii) adverse publicity regarding safety issues;
(iv) increased competition; (v) increased costs; (vi) loss or retirement of key members of management; (vii) increases in the cost of borrowings and unavailability of additional debt or equity capital; (viii) changes in general worldwide economic and political conditions in the markets in which BRP may compete from time to time; (ix) the inability of BRP to gain and/or hold market share of its wholesale and/or retail customers anywhere in the world; (x) the inability of BRP's clients to obtain and/or renew insurance; (xi) exposure to, and expense of defending and resolving, product liability claims and other litigation; (xii) the ability of BRP to successfully implement its business strategy; (xiii) the inability of BRP to manage its retail, wholesale, manufacturing and other operations efficiently; (xiv) consumer acceptance of BRP's products; (xv) fluctuations in foreign currencies, including the Canadian Dollar; (xvi) import-export controls on sales to foreign countries; (xvii) introduction of new federal, state, local or foreign legislation or regulation or adverse determinations by regulators anywhere in the world; (xviii) the mix of BRP's products and the profit margins thereon; and (xix) other factors beyond BRP's control.

Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.



(R), TM Trademark of Bombardier Recreational Products Inc. or its subsidiaries.

* Trademark of Bombardier Inc. used under license.



For information:

Pierre Pichette, Vice President
Communications and Public affairs
BRP
450-532-5188
pierre.pichette@brp.com
www.brp.com